Filed by IPC Holdings, Ltd. pursuant to Rule 425 under the Securities Act of 1933, as amended.

Subject Company: Max Capital Group Ltd. (Commission File No.: 000-33047)

IPC HOLDINGS, LTD.

MAX

Comparative analysis June 9, 2009

BERMUDA IRELAND UNITED STATES LLOYD’S

INFORMATION CONCERNING FORWARD LOOKING STATEMENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release includes statements about future economic performance, finances, expectations, plans and prospects of both IPC Holdings, Ltd. (“IPC”) and Max Capital Group Ltd. (“Max”) that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties, including the risks described in the definitive joint proxy statement/prospectus of IPC and Max that has been filed with the Securities and Exchange Commission (“SEC”) under “Risk Factors,” many of which are difficult to predict and generally beyond the control of IPC and Max, that could cause actual results to differ materially from those expressed in or suggested by such statements. For further information regarding cautionary statements and factors affecting future results, please also refer to the most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by each of IPC or Max, as the case may be, with the SEC. Neither IPC nor Max undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws. Statements that are not historical facts, including statements about our beliefs, plans or expectations, are forward-looking statements. These statements are based on our current plans, estimates and expectations. Some forward-looking statements may be identified by our use of terms such as “believes,” “anticipates,” “intends,” “expects” and similar statements of a future or forward looking nature. In light of the inherent risks and uncertainties in all forward-looking statements, the inclusion of such statements in this press release should not be considered as a representation by us or any other person that our objectives or plans will be achieved. A non-exclusive list of important factors that could cause actual results to differ materially from those in such forward-looking statements includes the following: (a) the occurrence of natural or man-made catastrophic events with a frequency or severity exceeding our expectations; (b) the adequacy of our loss reserves and the need to adjust such reserves as claims develop over time; (c) any lowering or loss of financial ratings of any wholly-owned operating subsidiary; (d) the effect of competition on market trends and pricing; (e) changes in general economic conditions, including changes in interest rates and/or equity values in the United States of America and elsewhere and continued instability in global credit markets; and (f) other factors set forth in the definitive joint proxy statement/prospectus of IPC and Max, the most recent reports on Form 10-K, Form 10-Q and other documents of IPC or Max, as the case may be, on file with the SEC. Risks and uncertainties relating to the proposed transaction include the risks that: the parties will not obtain the requisite shareholder or regulatory approvals for the transaction; the anticipated benefits of the transaction will not be realized; and/or the proposed transactions will not be consummated. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We do not intend, and are under no obligation, to update any forward looking statement contained in this press release, except as required by law.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:

This press release relates to a proposed business combination between IPC and Max. On May 7, 2009, IPC and Max filed with the SEC a definitive joint proxy statement/prospectus, which was first mailed to shareholders of IPC and Max on May 7, 2009. On June 4, 2009, IPC and Max filed with the SEC a supplemental joint proxy statement/prospectus, which was first mailed to shareholders of IPC and Max on June 4, 2009. This press release is not a substitute for the definitive joint proxy statement/prospectus that IPC has filed with the SEC, the supplemental joint proxy statement/prospectus or any other document that IPC or Max may file with the SEC or send to their respective shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS

COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to IPC, at Jim Bryce, President and Chief Executive Officer, or John Weale, Executive Vice President and Chief Financial Officer, at 441-298-5100, in the case of IPC’s filings, or Max, at Joe Roberts, Chief Financial Officer, or Susan Spivak Bernstein, Senior Vice President, Investor Relations at 441-295-8800, in the case of Max’s filings.

PARTICIPANTS IN THE SOLICITATION:

IPC and Max and their directors and executive officers are participants in the solicitation of IPC and Max shareholders, respectively, in connection with the proposed business combination.

Information about IPC’s directors and executive officers is available in the definitive joint proxy statement/prospectus filed with the SEC on May 7, 2009, relating to IPC’s 2009 annual meeting of shareholders; information about Max’s directors and executive officers is available in the amendment to its annual report on Form 10-K, filed with the SEC on April 1, 2009.

IPC HOLDINGS, LTD.

Max

Impact of Cash Payment for IPC Shareholders

IPC / Max Transaction

Maintained exchange ratio

Dividends to shareholders are paid from excess capital; combination generates $300-$400 million of excess capital

Lender consent and satisfactory rating agency feedback obtained

June 17th and July 8th, subject to shareholder vote(1)

Validus Offer

Reduced exchange ratio on 5/18

Payment of cash is not from excess capital and increases risk of the combination

Lender consent to be obtained and IPC would need to meet with rating agencies to obtain satisfactory indicative ratings

Inferior valuation, hostile acquisition process costly and uncertain and timing of any acquisition (friendly or hostile) uncertain

(1) Assuming June 16th close

IPC HOLDINGS, LTD.

Max

Analysis of Validus Offer – Cash Component

Validus — Original Offer (3/31/09)

Validus share price $23.96

Initial Validus offer 1.2037x

Consideration per IPC share Stock $28.84

Total $28.84

P/BV 0.88x

Validus — First Revised Offer (5/18/09)

Validus share price as of 6/5/09 $23.96 Less: cash paid per share1 ($2.23) Implied Validus share price post cash $21.73

Reduced exchange rate per revised offer 1.1234x

Consideration per IPC share Stock $24.42 Cash $3.00

Total $27.42

P/BV 0.84x

Change from original offer ($1.42)

Validus — Second Revised Offer (6/8/09)

Validus share price $23.96 Less: cash paid per share2 ($2.78) Implied Validus share price post cash $21.18

Reduced exchange rate per revised offer 1.1234x

Consideration per IPC share Stock $23.79 Cash $3.75

Total $27.54

P/BV 0.84x

Change from original offer ($1.30) Change from previous offer $0.12

Note: Validus share price as of 6/5/09

(1) Calculated as $170 million cash paid divided by 76 million Validus basic shares (2) Calculated as $212 million cash paid divided by 76 million Validus basic shares

IPC HOLDINGS, LTD.

Max

RiskMetrics Framework

RiskMetrics Framework (As Published, Updated For Revised Terms)

(All values are in $ millions, except per share data)	2009 estimates Max	2009 estimates Validus	2010 estimates Max	2010 estimates Validus
Consensus BVPS	24.27	27.88	26.53	31.56
Add dividends	0.38	0.82	0.40	0.87
Adjusted BVPS	24.65	28.7	26.93	32.43
Share outstanding	56.68	76.14	56.68	76.14
Estimated book value (year end)	$1,397	$2,185	$1,526	$2,469
IPC book value as of 31 March 09	$1,849	$1,849	$1,849	$1,849
Combined book value w/o purchase accounting adj	**$3,247**	**$4,035**	**$3,376**	**$4,319**
Purchase accounting adjustments	($117.4)	$0.0	($117.4)	$0.0
Cash payments	($175.8)	($211.9)	($175.8)	($211.9)
Transaction costs	($26.2)	($26.2)	($26.2)	($26.2)
Termination fee	$0.0	($50.0)	$0.0	($50.0)
Combined book value after purchase accounting ad	**$2,927**	**$3,747**	**$3,056**	**$4,031**
Fully diluted shares outstanding post merger	93.56	145.37	93.56	145.37
Pro forma adjusted BVPS (post merger)	$31.29	$25.77	$32.67	$27.73
Exchange ratio	1.0000	1.1234	1.0000	1.1234
IPC BVPS (post merger)	**$31.29**	**$28.95**	**$32.67**	**$31.15**
Consensus Fwd P/BV multiple for peers	0.79	0.82	0.73	0.72
(Diversified for Max, short-tail centric for Validus)				
Estimated FY09 value per share	$24.64	$23.65	$23.76	$22.52
Add cash merger consideration	$2.50	$3.75	$2.50	$3.75
Total estimated value per IPC share	**$27.14**	**$27.40**	**$26.26**	**$26.27**
		$0.27		$0.01

RiskMetrics Framework (Adjusted)

(All values are in $ millions, except per share data)	2009 estimates Max	2009 estimates Validus	2010 estimates Max	2010 estimates Validus
Counterparty consensus BVPS	24.27	27.88	26.53	31.56
Add dividends	0.38	0.82	0.40	0.87
Counterparty Adjusted BVPS	24.64	28.70	26.93	32.43
Counterparty share outstanding	56.68	76.14	56.68	76.14
Counterparty estimated book value (year end)	$1,397	$2,185	$1,526	$2,469
IPC Consensus BVPS	35.68	35.68	39.45	39.45
Add dividends	0.91	0.91	0.97	0.97
IPC Adjusted BVPS	36.59	36.59	40.42	40.42
IPC Share outstanding	56.48	56.48	56.48	56.48
IPC book value[1]	$2,066	$2,066	$2,283	$2,283
Incremental earnings on deployment of excess capital[2]	$42.0	$0.0	$42.7	$0.0
Foregone earnings on cash paid out[3]	($18.3)	($19.5)	($18.3)	($19.5)
Combined book value w/o purchase accounting adj	**$3,487**	**$4,232**	**$3,833**	**$4,732**
Purchase accounting adjustments[4]	($114.6)	$0.0	($95.5)	$0.0
Cash payments	($175.8)	($211.9)	($175.8)	($211.9)
Transaction costs[5]	($20.0)	($20.0)	($20.0)	($20.0)
Termination fee	$0.0	($50.0)	$0.0	($50.0)
Combined book value after purchase accounting a	**$3,176**	**$3,950**	**$3,541**	**$4,450**
Fully diluted shares outstanding post merger	93.56	145.37	93.56	145.37
Pro forma adjusted BVPS (post merger)	$33.95	$27.17	$37.85	$30.61
Exchange ratio	1.0000	1.1234	1.0000	1.1234
IPC BVPS (post merger)	**$33.95**	**$30.52**	**$37.85**	**$34.39**
Consensus Fwd P/BV multiple for peers	0.79	0.82	0.73	0.72
(Diversified for Max, short-tail centric for Validus)				
Estimated FY09 value per share	$26.73	$24.94	$27.53	$24.86
Add cash merger consideration	$2.50	$3.75	$2.50	$3.75
Total estimated value per IPC share	**$29.23**	**$28.69**	**$30.03**	**$28.61**
		($0.55)		($1.42)

Source: Risk Metrics report dated June 2, 2009

(1) IPC BVPS adjusted to be consistent with adjustments to Max and Validus BVPS

(2) Based on 10.42% ROE for Max's diversified peers per RiskMetrics report dated June 2, 2009; share cost and book value per share statistics per Risk Metrics report and $400million of excess capital

(3) Based on 10.42% ROE for Max's diversified peers and 9.23% ROE for Validus short tail peers per RiskMetrics report dated June 2, 2009

(4) Adjusted for revised proxy filing; 2010 adjusted for increase in fair value of loss reserves reversing through earnings

(5) Per the revised proxy filing

IPC HOLDINGS, LTD.

5

Max

Max Provides IPC Shareholders More Value than Validus

As of December 31, 2008

Diluted Tangible Book Value per IPC Share

$40.00

$36.33

$35.00

$30.00 $28.19

$25.00

$20.00

Max Validus

Max delivers 29% more value to IPC’s shareholders vs. Validus

As a multiple of IPC 1.11x 0.86x

Diluted Book Value per IPC Share

$40.00 $37.43

$35.00

$30.21

$30.00

$25.00

$20.00

Max Validus

Max delivers 24% more value to IPC’s shareholders vs. Validus

As a multiple of IPC 1.14x 0.92x

Note: See appendix for book value per share calculations included herein. Max value delivered includes $2.50 cash dividend, and Validus value delivered includes $3.75 cash consideration.

IPC

HOLDINGS, LTD.

MAX

Max is Accretive to IPC Shareholders – Validus is Dilutive

Diluted Tangible Book Value per IPC Share (12/31/08)

Combined (1)

$35.00

$33.83

$32.85 9.2% dilutive to IPC shareholders

$2.50

$30.00 $29.83

$32.85

$31.33 $3.75

$25.00 $26.08

IPC Standalone Max Validus

As a multiple of IPC 1.03x 0.91x

Pro Forma for PGAAP

$35.00

$32.26

No higher than $29.52

$2.50

$30.00

$29.76 $3.75

$25.00 ?

Max Validus

As a multiple of IPC 0.98x Less than 0.90x

Diluted Book Value per IPC Share (12/31/08)

Combined (1)

$35.00 $34.27

5.7% dilutive

$32.85 $2.50 to IPC shareholders

$30.97

$30.00

$32.85 $3.75

$31.77

$27.22

$25.00

IPC Standalone Max Validus

As a multiple of IPC 1.04x 0.94x

Pro Forma for PGAAP

$35.00

$32.57

No higher than $30.66

$2.50

$30.00

$3.75

$30.07

$25.00 ?

Max Validus

As a multiple of IPC 0.99x Less than 0.93x

Note: Max book value includes the impact of $2.50 dividend per share to IPC shareholders. Validus book value includes the impact of $3.75 per share consideration.

(1) Excludes purchase accounting adjustments and transaction expenses. For more information, see joint proxy statement/prospectus filed with the SEC by IPC on May 7, 2009.

IPC

HOLDINGS, LTD.

MAX

Appendix - Book Value Calculations

IPC

HOLDINGS, LTD.

MAX

Calculation of Combined Book Value Per Share (IPC / Max)

As of December 31, 2008

	IPC		Max		Share Translation per IPC Share (0.6429) (a)	Combined (b) (per IPC share)
Shares outstanding						
Basic shares	55,855,103	(7)	55,805,790	(10)	35,877,542	91,732,645
Warrants (net)	0		635,728	(11)	408,710	408,710
Stock options (net)	18,608	(8)	120,685	(12)	77,589	96,197
Restricted stock awards	474,987	(8)	447,195	(12)	287,502	762,489
Diluted shares outstanding(1)	56,348,698		57,009,398		36,651,342	93,000,040
Book value per share						
Shareholders' equity	$1,850,947	(9)	$1,280,331	(13)	$1,103,341	$2,954,288
Book value per share(2)	$33.14		$22.94		$30.75	$32.21
Diluted book value per share						
Shareholders' equity	$1,850,947	(9)	$1,280,331	(13)	$1,103,341	$2,954,288
Proceeds from exercise of Warrants and stock options(3)	0		0		0	0
Diluted book value	$1,850,947		$1,280,331		$1,103,341	$2,954,288
Diluted book value per share(4)	**$32.85**		**$22.46**	(14)	**$30.10**	**$31.77**
Tangible book value per share						
Shareholders' equity	$1,850,947	(9)	$1,280,331	(13)	$1,103,341	$2,954,288
Goodwill and other intangible assets	0		(40,488)	(15)	(40,488)	(40,488)
Tangible shareholders' equity	$1,850,947		$1,239,843		$1,062,853	$2,913,800
Tangible book value per share(5)	$33.14		$22.22		$29.62	$31.76
Diluted tangible book value per share						
Diluted book value	$1,850,947		$1,280,331		$1,103,341	$2,954,288
Goodwill and other intangible assets	0		(40,488)	(15)	(40,488)	(40,488)
Diluted tangible book value	$1,850,947		$1,239,843		$1,062,853	$2,913,800
Diluted tangible book value per share(6)	**$32.85**		**$21.75**		**$29.00**	**$31.33**

+ $2.50 cash = $34.27 4.3% accretive (Diluted book value per share, Combined)

+ $2.50 cash = $33.83 3.0% accretive (Diluted tangible book value per share, Combined)

(a) *Includes the impact of a cash dividend of $1.50 per share to IPC shareholders and a cash dividend of $1.00 per share of IPC to all shareholders following the closing of the transaction.*

(b) *"Combined" figures exclude impact of purchase accounting adjustments.*

IPC HOLDINGS, LTD.

9

Max

Calculation of Combined Book Value Per Share (IPC / VR)

As of December 31, 2008

	IPC		Validus		Share Translation per IPC Share (1/1.1234)[a]	Termination Fee	Combined[b] (per IPC share)
Shares outstanding							
Basic shares	55,855,103	(7)	75,624,697	(16)	67,317,694		123,172,797
Warrants (net)	0		2,856,884	(16)	2,543,069		2,543,069
Stock options (net)	18,608	(8)	848,758	(16)	755,526		774,134
Restricted stock awards	474,987	(8)	2,986,619	(16)	2,658,553		3,133,540
Diluted shares outstanding[1]	56,348,698		82,316,958		73,274,842		129,623,540
Book value per share							
Shareholders' equity	$1,850,947	(9)	$1,938,734	(16)	$1,727,496	$(50,000)	$3,528,443
Book value per share[2]	$33.14		$25.64		$25.66		$28.65
Diluted book value per share							
Shareholders' equity	$1,850,947	(9)	$1,938,734	(16)	$1,727,496	$(50,000)	$3,528,443
Proceeds from exercise of Warrants and stock options[3]	0		0		0		0
Diluted book value	$1,850,947		$1,938,734		$1,727,496	$(50,000)	$3,528,443
Diluted book value per share[4]	**$32.85**		**$23.55**		**$23.58**		**$27.22**
Tangible book value per share							
Shareholders' equity	$1,850,947	(9)	$1,938,734	(16)	$1,727,496	$(50,000)	$3,528,443
Goodwill and other intangible assets	0		(147,610)	(17)	(147,610)		(147,610)
Tangible shareholders' equity	$1,850,947		$1,791,124		$1,579,886	$(50,000)	$3,380,833
Tangible book value per share[5]	$33.14		$23.68		$23.47		$27.45
Diluted tangible book value per share							
Diluted book value	$1,850,947		$1,938,734		$1,727,496	$(50,000)	$3,528,443
Goodwill and other intangible assets	0		(147,610)	(17)	(147,610)		(147,610)
Diluted tangible book value	$1,850,947		$1,791,124		$1,579,886	$(50,000)	$3,380,833
Diluted tangible book value per share[6]	**$32.85**		**$21.76**		**$21.56**		**$26.08**

+ $3.75 cash = $30.97
5.7% dilutive

+ $3.75 cash = $29.83
9.2% dilutive

(a) In order to place figures on a comparative basis, "combined" figures are shown per share of IPC by converting the exchange ratio of 1.1234 VR shares per IPC share to 0.8902 (1 ÷ 1.1234) IPC shares per VR share, including the impact of $3.75 per share of cash consideration.

(b) "Combined" figures exclude impact of purchase accounting adjustments.

IPC HOLDINGS, LTD.

10

Max

Purchase Accounting Adjustments

Reserve adjustment of $130 million does not represent a change in the amount of reserves established by Max

Represents fair value purchase accounting adjustment, solely as a result of the merger

Discount rates are applied to the underlying cash flows, combined with an estimated risk premium

Reserve adjustment will be reversed into income each year, increasing net income

Increases net income by $13 million (10% of total) in year one

Cumulative increase of $130 million over the payout period

Reserve adjustment has no economic impact – represents only a timing difference

IPC 12/31/08 shareholders’ equity $1,850.9

Plus: Max 12/31/08 shareholders’ equity 1,280.3

Less: Dividend 177.0

Combined 12/31/08 shareholders’ equity $2,954.3

Purchase accounting adjustments

Less: Adjustment to reserves ($130.0)

Less: Transaction expenses (40.0)

Plus: Other purchase accounting adjustments 12.1

Total purchase accounting adjustments ($157.9)

Pro forma 12/31/08 shareholders’ equity $2,796.4

Less: Goodwill and intangibles (28.5)

Pro forma 12/31/08 tangible shareholders’ equity $2,767.9

IPC 12/31/08 fully diluted book value per share $32.85

Pro forma 12/31/08 fully diluted book value per share $30.07

Pro forma 12/31/08 fully diluted tangible book value per share $29.76

Does not impact ultimate losses and loss adjustment expenses

IPC HOLDINGS, LTD.

Max

Footnotes

Note: Book value per share, diluted book value per share, tangible book value per share, and diluted tangible book value per share are all “non-GAAP financial measures” as defined in Regulation G. Combined figures exclude purchase accounting adjustments. For more information on GAAP purchase accounting adjustments, see the joint proxy statement/prospectus filed with the SEC by IPC on May 7, 2009.

1. Calculations are based on treasury stock method for warrants and stock options; and includes all restricted stock and RSUs outstanding as of the 12/31/2008 balance sheet date. Validus’ publicly disclosed calculations are based on the “as-if-converted” method, assuming all proceeds received upon exercise of warrants and stock options will be retained by the Company, and the resulting common shares from exercise remain outstanding.

2. Shareholders’ equity divided by basic shares outstanding.

3. Calculations are based on treasury stock method, assuming the proceeds received upon exercise of warrants and stock options are used to repurchase shares at the 12/31/2008 closing market price.

4. Diluted book value divided by diluted shares outstanding as of the 12/31/2008 balance sheet date.

5. Tangible shareholders’ equity divided by common shares outstanding as of the 12/31/2008 balance sheet date.

6. Diluted tangible book value divided by diluted shares outstanding as of the 12/31/2008 balance sheet date.

7. Common shares outstanding as of 12/31/08 per the IPCR Consolidated Balance Sheet contained within the IPC 2008 Form 10-K. Adjusted to exclude certain restricted stock awards included in shares outstanding.

8. Note 7 in the IPC 2008 Form 10-K Notes to the Consolidated Financial Statements. Adjusted to exclude certain restricted stock awards included in shares outstanding.

9. Per the IPC Consolidated Balance Sheet included in the IPC 2008 Form 10-K.

10. Common shares outstanding as of 12/31/08 per the MXGL Consolidated Balance Sheet contained within the Max 2008 Form 10-K filed 2/19/2009.

11. Note 12 in the Max 2008 Form 10-K Notes to the Consolidated Financial Statements. Based on the treasury stock method.

12. Note 13 in the Max 2008 Form 10-K Notes to the Consolidated Financial Statements. Based on the treasury stock method. 2,021,631 non-vested restricted stock awards included in basic shares outstanding.

13. Per the Max Consolidated Balance Sheet included in the 2008 Form 10-K.

14. As disclosed in Max’s fourth quarter 2008 earnings press release, dated 2/11/2009.

15. Note 5 in the Max 2008 Form 10-K Notes to the Consolidated Financial Statements.

16. Based on page 6 of the Validus Investor Financial Supplement as of 12/31/2008 filed 2/12/2009.

17. Note 6 in the Validus 2008 Form 10-K Notes to the Consolidated Financial Statements.

IPC HOLDINGS, LTD.

Max